

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2013

Via E-mail
Ezra Green
Chief Executive Officer
Spiral Energy Tech., Inc.
3665 Merrick Road
Seaford, NY 11783

> **Re:** **Spiral Energy Tech., Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed August 7, 2013**
> **File No. 333-183360**

Dear Mr. Green:

We have reviewed the amendment to the registration statement and have the following comments.

General

1. Please note that you are required to file a marked copy of an amendment on EDGAR pursuant to Rule 310 of Regulation S-T. Please ensure to file a marked copy of future pre-effective amendments to the registration statement. Refer also to Rule 472(a) of Regulation C.

2. Please correct the SIC code on the registration statement cover page to accurately reflect your current business operations.

3. Since the number of shares subject to registration has changed, please provide with your next amendment an updated Calculation of Registration Fee table.

4. We note your response to comments one and 32 in our letter dated September 12, 2012. Please note that the evaluation of whether you are currently a shell company should be made in light of your assets and operations following the events of April and May, 2013. Therefore, we will consider the information you provide in your interim financial statements for the period ending June 30, 2013, when you file your next amendment. However, even if you may now be considered an operating company, you would not comply with the requirements of Rule 144(i)(2) with respect to the resale of the securities covered by the registration statement since, among other things, Form 10 information related to the operating company has not been available for one year from the time of the filing. As the securities covered by the registration statement appear to have been initially issued by a shell company, please revise the prospectus cover page and the Plan

of Distribution section to state that the selling shareholders "are underwriters," and to fix the offering price for the duration of the offering. For additional guidance, please see Question 137.01 of Securities Act Rules Compliance and Disclosure Interpretations available on our website. We may have additional comments on your disclosures about whether you are currently a shell company upon review of your updated financial information.

Overview, Corporate History and Recent Events, page 2

5.   Please clarify here and throughout the prospectus, whether you plan to focus only on the XTRAX system, or whether you will continue to pursue the development of solar modules that are enhanced with holographic optical technology, as suggested by the risk factor entitled "We are a development stage company . . ." beginning on page 3. Please also clarify, if true, that it was the XTRAX patents and trademarks you purchased in April 2013 that you then sold in May to Endeavor IP.

Management's Discussion and Analysis, page 8

Liquidity and Capital Resources, page 11

6.   We note your statement on page 4 that you will require up to $700,000 in the next 12 months in order to implement your business plan. On page 12, you disclose you expect operating cash requirements of $300,000 for the next twelve months and anticipate using up to $45,000 per month as set forth in the table that follows, but for which table indicates total costs of only $109,800. Please revise to reconcile all of these amounts and to clearly disclose the extent to which you are actually using funds in your operations on a monthly basis.

Business, page 14

7.   It is not clear how the transaction with Endeavor IP, Inc. on May 13, 2013, impacts your current and/or planned business operations. Please revise to clearly explain and to describe the nature of Endeavor's purpose/operations.

8.   We note from the disclosure on pages 5 and 27 that Clear Skies Solar is inactive and winding down its business. Previously we noted Clear Skies Solar was your planned sole supplier. Please revise to explain the extent to which their winding down affects your current and/or planned business operations.

Overview, page 14

9.   Please revise your disclosure in the middle of the first paragraph to briefly disclose the types of "other alternative energy systems" where the meter may be installed. In this regard we note your disclosure on page 23 where you list wind, geo-thermal, tidal and

other types of non-fossil fuel dependent energy generation facilities as well as conventional fossil fuel driven energy installations.

10.   At the end of the first paragraph you disclose that XTRAX® "can also be used to sub-monitor portions of larger scale commercial or utility sized systems to increase efficiency and reporting performance by monitoring 'strings' or 'lines' individually." Please expand your disclosure to provide examples of such larger commercial or utility sized systems, as well as explain the features which render XTRAX® suitable for such application.

11.   You state that the next testing will be performed on the XTRAX® small commercial meter. To the extent necessary, please revise your disclosure to clarify whether you have developed prototypes of two meters: one for residential and small-scale use and one for commercial applications, and describe the main differences between the prototypes.

12.   Please tell us whether the UL listing, the FCC approval and technical approval by cellular carriers represent ongoing compliance matters. In addition, please expand your disclosure on page 12 with respect to "Time to Completion" aspect of receiving these approvals to provide a baseline of what an "As Required" timeline may represent.

13.   It is not readily understandable how the XTRAX® system records and monitors carbon credits. Similar to your XTRAX® Recurring Revenue Model disclosure related to measuring and recording of RECs, please disclose how your system is capable of capturing similar information with respect to carbon credits.

XTRAX® Recurring Revenue Model, page 16

14.   In the second paragraph of your disclosure please provide a basis for your opinion that "New Jersey" has the most developed and valuable REC market..."

15.   In the first paragraph on page 17 you state that the units will be installed under a contract between the company and the owner of the system "whether it be the homeowner or a finance company, by a third party professional who will be paid by the company." Please expand your disclosure to clarify whether under the contract you will remain the owner of the system, as well as explain the reference to the third party professional by providing examples of, and describing circumstances under which, a contract may be entered with these third parties.

16.   You state that your fees will be based on purchase contracts. Please explain whether these contracts are separate from the unit installation contract.

XTRAX® Meter, page 18

17.   Please expand your disclosure in the first paragraph to explain what "non-volatile memory" is. In addition, briefly describe what a "standard revenue grade current transformer" is. Refer to your disclosure in the third paragraph.

Regulatory Matters, page 21

18.   Please discuss in your disclosure what components of your system render you subject to compliance with the Restriction of Hazardous Substances Directive.

Certain Relationships and Related Transactions, page 26

19.   We note your response to comment 29 in our letter dated September 12, 2012. As Item 404(c) of Regulation S-K requires disclosure in the event that the company had a promoter at any time during the past five fiscal years, to the extent applicable, please provide requisite disclosure with respect to your former President, Mr. Uribe.

20.   Briefly describe the type of consulting services Ragonap Enterprises will be providing under the terms of the consulting agreement.

21.   Given Mr. Green's relationship with Clear Sky and the debt forgiveness, please describe in this section of the filing your transactions with Clear Sky and indicate "the good and valuable consideration" for which Clear Sky forgave the $15,000 debt (refer to Exhibit 10.15, Debt Forgiveness Agreement). In addition, please explain whether the $3,750 payment to Mr. Green was for his services as an officer of the company.

Security Ownership of Certain Beneficial Owners and Management, page 27

22.   Please refer to comment two in our letter dated September 12, 2012. In your response you state that you do not believe that the offering ought to comply with Rule 419 of Regulation C since you have a specific business plan and have moved forward with your business operations. We note that on June 1, 2013 the terms of Mr. Bhansali's restricted stock agreements were amended to change the vesting terms such that the shares may only vest upon the occurrence of a Qualifying Transaction unless accelerated by the board of directors. You define a Qualifying Transaction as one or more acquisitions or dispositions by the company of any business, assets, etc., which value is in excess of $25 million. Please reconcile your response to our prior comment two with the fact that you have recently amended provisions of Mr. Bhansali's restricted stock purchase agreement in a way that appears to incentivize the company to merge or similarly combine with another company. We may have additional comments upon review of your response.

Ezra Green
Spiral Energy Tech., Inc.
September 3, 2013
Page 5

Financial Statements

23.   Please note the updating requirements of Rule 8-08 of Regulation S-X.

March 31, 2013 Financial Statements

Note 4. Property and Equipment, page F-7

24.   Please revise to explain the exact nature of "production equipment" and break out
        material amounts that may be grouped into this category. Explain why five to twenty
        years is an appropriate estimated useful life (from page F-5). Finally, describe under
        what circumstances such equipment will be placed in service.

Note 5. Notes Payable, page F-7

25.   You recorded $15,000 of income for the issuance and then forgiveness of a note to a
        related party. Please explain how you determined it was appropriate to record income.
        Tell us precisely what you obtained in exchange for the original issuance of the note.
        Clarify whether this was for the purchase of an agreement or whether you physically
        received equipment. Tell us exactly what you obtained title of upon the issuance of the
        note and summarize the material terms. Clarify whether you recorded a $15,000 debit to
        property and equipment upon issuance of the note and explain why. Also, explain your
        consideration of ASC 470-50-40-2, and why the forgiveness of the note by a related party
        was not a capital transaction (i.e. a credit to equity and not income).

26.   Please revise your filing on page 11 to disclose that the debt forgiveness occurred during
        the three months ended March 31, 2013, instead of "the second quarter of 2013", if true.

Exhibits

27.   Please file the certificate of amendment changing the company's name to Spiral Energy
        Tech, Inc., as an amendment to the registration statement. The current Exhibit 3.3 related
        to the change in the company's capitalization.

Exhibit 23.1

28.   The consent provided does not mention the balance sheet as of December 31, 2011, or the
        income statement for the year ending December 31, 2011. Please provide a consent that
        addresses the periods in the audit report on page F-11.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director